Exhibit 12.1

XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES  AND PREFERRED DIVIDENDS
($ In Thousands)

	Ratio of Earnings (Loss) to Combined Fixed Charges and Preferred Dividends
	Year ended December 31,					Three months ended March 31,
	1997	1998	1999	2000	2001	2001	2002
Fixed charges:
Capitalized interest	1,966	13,145	15,821	39,052	45,211	13,401	—
Interest expensed	549	—	9,120	—	18,131	—	15,999
Preferred Dividends	—	—	—	149,465	23,153	5,788	5,496
Portion of rent expense representative of interest (1)	—	76	216	2,027	7,575	1,598	115

Total fixed charges	$2,515	$13,221	$25,157	$190,544	$94,070	$20,787	$21,610

Earnings:
Loss before income taxes	$(1,659)	(16,167)	(36,896)	(51,873)	(284,379)	(36,948)	(112,250)
Fixed charges, less capitalized interest and preferred dividends	$549	76	9,336	2,027	25,706	1,598	16,114
Depreciation and write-off of capitalized interest	$—	—	—	—	4,108	—	1,385

Earnings (loss) adjusted for fixed charges	$(1,110)	(16,091)	(27,560)	(48,846)	(254,565)	(35,350)	(94,751)
Ratio of earnings (loss) to combined fixed charges and preferred dividends	—	—	—	—	—	—	—
Deficiency in earnings to cover fixed charges	$3,625	29,312	52,717	240,390	348,635	56,137	116,361

(1)	One-third of rent expense is deemed to be representative of interest.